25002832

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-23684

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Baker Group LP

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1601 NW Expressway, 21st Floor
(No. and Street)

Oklahoma City	OK	73118
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kathryn Phillips	405.415.7272	kphillips@gobaker.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FORVIS MAZARS, LLP
(Name – if individual, state last, first, and middle name)

211 N. Robinson	Oklahoma City	OK	73102
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathryn Phillips, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Baker Group LP, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Partner, CFO & COO

SKOSHI HERON NOTARY # 03010600 EXP. 08/04/27 PUBLIC STATE OF OKLAHOMA

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

The Baker Group LP
December 31, 2024

Contents

Forvis Mazars, LLP
Two Leadership Square South Tower, 211 N. Robinson Avenue, Suite 600
Oklahoma City, OK 73102
P 405.606.2580 | F 405.600.9799
forvismazars.us

Report of Independent Registered Public Accounting Firm

Board of Directors and Partners
The Baker Group LP
Oklahoma City, Oklahoma

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Baker Group LP (Partnership) as of December 31, 2024 and the related statements of income, changes in partners' capital, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2024 (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In In forming our opinion on the supplemental information, we evaluated whether the

supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Partnership's auditor since 2004.

Forvis Mazars, LLP

Oklahoma City, Oklahoma
March 3, 2025

The Baker Group LP

Statement of Financial Condition

December 31, 2024

Assets

Cash in banks	$	11,683,300
Cash segregated under federal and other regulations		450,000
Securities segregated under federal and other regulations		567,721
Receivables from customers		747,279
Receivables from brokers and dealers		483,592
Securities owned, at fair value		16,822,987
Furniture and equipment, at cost, net of accumulated depreciation of $119,542		7,471
Cash surrender value of life insurance policies		1,462,059
Receivables for Placement Agent Services		253,508
Receivables from Related Parties		55,232
Other assets		517,990
Total assets	$	33,051,139

Liabilities and Partners' Capital

Distributions payable to partners	$	843,211
Accrued liabilities		3,593,266
Total liabilities		4,436,477
Partners' capital		
General partner		14,039,025
Limited partners		14,575,637
Total partners' capital		28,614,662
Total liabilities and partners' capital	$	33,051,139

The Baker Group LP
Statement of Income
Year Ended December 31, 2024

Revenues		
Principal transactions	$	38,451,239
Public Finance and Underwriting		4,617,481
Referral Fees		1,614,174
Interest		1,122,346
Investment Advisory Fees		481,526
Commissions		82,670
Other		458,250
Total revenues		46,827,686
Expenses		
Compensation and benefits	$	31,642,046
General and administrative		3,790,327
Data Services		1,504,852
Professional fees		906,714
Clearing fees		874,468
Underwrting expenses		615,716
Occupancy		554,616
Advertising and Promotional fees		367,446
Regulatory and State fees		283,653
Interest		186,190
Depreciation		6,584
Total expenses		40,732,612
Net Income	$	6,095,074

The Baker Group LP
Statement of Changes in Partners' Capital
Year Ended December 31, 2024

	General Partner	Limited Partners					Total
		Class A	Class B Series I	Class B Series II	Class B Series III	Class B Series IV	
Balance, January 1, 2024	$ 17,844,369	$ 1,840,764	$ 295,000	$ 8,850,000	$ 2,935,000	$ -	31,765,133
Capital contributions	-	154,750	-	15,000	155,000	3,126,873	3,451,623
Distributions	(8,078,075)	(302,431)	(559,921)	(2,882,100)	(612,606)	(262,035)	(12,697,168)
Allocations of net income (loss) to general and limited partners	4,272,731	147,681	559,921	595,100	257,606	262,035	6,095,074
Balance, December 31, 2024	$ 14,039,025	$ 1,840,764	$ 295,000	$ 6,578,000	$ 2,735,000	$ 3,126,873	$ 28,614,662

See Notes to Financial Statements

The Baker Group LP

Statement of Cash Flows

Year Ended December 31, 2024

Operating Activities	
Net income	$ 6,095,074
Items not requiring cash	
Depreciation	6,584
Change in cash surrender value of life insurance policies over premiums paid	(35,910)
Changes in	
Securities segregated under federal and other regulations	79,790
Receivables from brokers and dealers	7,852,991
Receivables from customers	17,383,208
Securities owned, at fair value	(13,666,863)
Receivables from Placement Agent Services	800,950
Receivables from Related Parties	2,555
Other assets	192,819
Accrued liabilities	1,147,835
Net cash provided by operating activities	19,859,033
Investing Activities	
Premiums paid for cash surrender values of life insurance policies	(33,338)
Net cash used in investing activities	(33,338)
Financing Activities	
Proceeds from capital contributions	3,451,623
Capital distributions paid	(13,058,454)
Net cash used in financing activities	(9,606,831)
Increase in Cash and Cash Equivalents	10,218,864
Cash and Cash Equivalents, Beginning of Year	1,914,436
Cash in banks, End of Year	11,683,300
Cash segregated under federal and other regulation, End of Year	450,000
Cash and Cash Equivalents, End of Year	$ 12,133,300
Supplemental Disclosure of Cash Flows Information	
Decrease in distributions payable to partners	$ 361,287
Cash paid during the year for interest	(216,002)

The Baker Group LP
Notes to Financial Statements
December 31, 2024

Note 1: Nature of Operations and Significant Accounting Policies

Nature of Operations

The Baker Group LP (the Partnership) is registered under the *Securities Exchange Act of 1934* (the Act) as a general securities broker and dealer.

The Partnership provides broker-dealer services for its clients, which consist predominately of community financial institutions located in approximately 45 states and the District of Columbia. The Partnership engages in consulting and investment advisory functions, in addition to its broker-dealer operations.

The Partnership consists of a general partner, James Baker Group, Inc. (JBG) and Class A and Class B limited partners. The Class A limited partner, which holds a voting interest in the Partnership, is comprised solely of The Baker Group Software Solutions, Inc. (BGSSI). The Class B limited partners have nonvoting interests and the interests are issued in three series: the Class B Series I interests; the Class B Series II interests; the Class B Series III interests; and the Class B Series IV interests. The Class B Series I partners may be comprised of state banking associations and the Class B Series II and III partners are individuals, some of whom also own JBG and BGSSI. Class B Series II, Class B Series III, and Class B Series IV limited partners may withdraw capital upon written notice after the capital has been held for one year. Capital contributions by partners are made on a discretionary basis. Any dilution as a result of these discretionary contributions may be avoided at the option of the diluted partner(s) through additional contributions. Class B Series II, Class B Series III, and Class B Series IV limited partnership shares are subject to mandatory redemption by the Partnership within 30 and 10 days written notice, respectively, after one year of the contribution date. At December 31, 2024, $6,563,000 and $2,580,000 were available to Class B Series II and Class B Series III limited partners, respectively, for mandatory redemption.

<u>Net income of the Partnership is allocated as follows:</u>

- Class A limited partner interest receives the sum of an amount equal to the federal long-term rate, as defined, multiplied by its weighted-average balance of its capital contribution account.
- Class B Series I interests receive an amount equal to the federal short-term rate, multiplied by the applicable weighted-average balance outstanding during the period and an amount equal to a percentage of the business derived by the Partnership from members of each respective state banking association, as defined.
- Class B Series II interests receive a rate, as determined by the general partner, which was 8.0% for the year ended December 31, 2024, multiplied by the average daily capital balance during the calendar quarter of the fiscal year.
- Class B Series III interests receive an amount at the discretion of the general partner.
- Class B Series IV interests receive a rate, as determined by the general partner, which was 8.0% for the year ended December 31, 2024, multiplied by the average daily capital balance during the calendar quarter of the fiscal year.

- Thereafter, to the general partner.

The Partnership is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, municipal underwriting, public finance, referral fees, and investment advisory. The Partnership has identified its Board of Directors as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, to manage the Partnership. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Partnership's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Partnership as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The accompanying financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Act, as no such liabilities existed at December 31, 2024, or during the year then ended.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to fair value of securities owned.

Cash Equivalents

The Partnership considers all liquid marketable securities with an original maturity of less than three months to be cash equivalents. At December 31, 2024, the Partnership's cash in bank accounts exceeded federally insured limits by approximately $11,813,300.

Securities Transactions and Referral Fees

Securities transactions are recorded on the trade date, as if they had settled. Securities owned are valued at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, with the resulting difference between cost and fair value included in income for the period. The valuation of securities often requires judgments and estimates. The valuation is as of a specific date and such values may change significantly due to changes in interest rates, the credit quality of the issuer of the security or other market factors. Occasionally, the Partnership may sell securities it has not yet purchased (that is, sold short) the Partnership is then obligated to purchase that security at a future date at the then current market price. Securities sold short are recorded on trade date.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the accompanying statement of financial condition.

Referral fees are related to loan trading transactions. Transaction revenue is recorded on trade date and is the difference between the acquisition cost and the fair value. Referral fee reflects gains and losses both realized and unrealized gains.

Public Finance and Underwriting

Public finance revenues include gains, losses and fees net of syndicate expenses, arising from securities offerings in which the Partnership acts as an underwriter or an agent. Revenue related to these transactions is recognized on trade date (the date at which the customer purchases the securities from the firm) as this is the date which the firm deemed the performance obligation (initial sale of the bonds, marketing of the issuance, other services related to sale and issuance of the bonds which generally form a single performance obligation) is met. Any costs associated with the underwriting are recognized as non-interest expense and expensed when incurred.

Commissions and Placement Agent Services

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Partnership believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Placement agent service receivables are earned in accordance with contract terms. The Partnership believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Any costs associated are recognized when incurred.

Investment Advisory Fees

The Partnership provides investment advisory services. The Partnership believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Partnership. Fee arrangements are based on a percentage applied to the customers' assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Depreciation

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years.

Income Taxes

The Partnership is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual partners for inclusion in their respective tax returns and no provision for federal and state income taxes has been included in the accompanying financial statements. The Partnership is no longer subject to federal or state income tax examinations by taxing authorities before 2021.

Subsequent Events

Subsequent events have been evaluated through March 3, 2025, which is the date the financial statements were issued.

Note 2: Cash and Securities Segregated Under Federal and Other Regulations

The Partnership is subject to Rule 15c3-3of the SEC which represents segregation of funds in a special reserve account for the exclusive benefit of customers. Cash of $450,000 and qualified securities with a fair value of approximately $568,000 as of December 31, 2024, are segregated in a special reserve bank account for the benefit of customers, pursuant to Rule 15c3-3 under the Act.

Note 3: Receivables from Customers

Receivables from customers consisted of approximately $747,000 of securities trades that were unsettled at December 31, 2024. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the accompanying financial statement.

Note 4: Receivables from Broker Dealers

Receivables from broker dealers consisted of approximately $484,000 of net securities trades that were unsettled at December 31, 2024.

Note 5: Related-Party Transactions

The Partnership pays all expenses directly related to broker-dealer activities. The general partner pays all other expenses on behalf of the Partnership under an expense sharing agreement; including, but not limited to, compensation and benefits of certain employees, rent and certain general and administrative expenses. These expenses are allocated to the Partnership, based on the percentage directly related to the operation of the broker-dealer, and the general partner was reimbursed for these costs; therefore, these costs are included in the Partnership's financial statements. Expense allocation through the expense sharing agreement was approximately $6,366,000 for 2024, the related expenses have been recorded in corresponding classifications in the statement of income. The expense sharing agreement also calls for a management fee to be paid to the general partner in the amount of 10% of the expenses allocated, this amount was

approximately $636,000 for 2024 these amounts are included in the related line item in the statement of income. The amount due to the general partner related to these costs at December 31, 2024, was approximately $725,000 and was included in the accrued liabilities in the statement of financial condition.

Note 6: Profit-Sharing Plan

The Partnership has a 401(k) profit-sharing plan covering substantially all employees. The Partnership's contributions to the plan are determined annually at the discretion of the Board of Directors. For the year ended December 31, 2024, management has accrued contributions to the plan of approximately $1,151,000 which is included in accrued liabilities in the Statement of Financial Condition.

Note 7: Net Capital Requirements

The Partnership is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Act, which requires the maintenance of minimum net capital. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the Securities and Exchange Commission.

The Partnership has elected to use the alternative method permitted by Rule 15c3-1, which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. There were $741,036 in aggregate debit balances at December 31, 2024. At December 31, 2024, the Partnership had net capital of $26,826,156 which was $26,576,156 in excess of its required net capital as of December 31, 2024.

The Partnership had no customers' fully paid or excess margin securities at December 31, , which were not in the Partnership's possession or control as specified under Rule 15c3-3 of the Act.

Note 8: Disclosures About Fair Value of Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Level 1 securities include inputs based on quoted prices in active markets for identical securities, which provides the most reliable fair value measurement. This category generally includes U.S. Treasury securities

Level 2 Securities include inputs other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. These observable inputs include quoted prices for similar securities, and bond pricing

models based on interest rates, credit risk, and remaining maturity for similar securities. This category generally includes municipal bonds, government agency mortgage-backed bonds, and other U.S. government obligations.

Level 3 Securities do not have observable pricing for all significant inputs as of the measurement date. These securities are valued based on management's best estimate of fair value, which may include significant judgment or estimation. Factors that may be considered in the valuation estimate include the cost, terms and liquidity of the security, the financial condition and operating results of the issuer, market prices of similar securities, pricing models based on estimated cash flows and yields, and other factors generally applicable to the valuation of securities. This category generally includes sanitation improvement district obligations.

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statement of financial condition measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2024:

		Fair Value Measurements Using		
	Fair Value	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Assets				
Securities segregated under federal and other regulations				
Mortgage-backed securities – government-sponsored enterprises	$ 567,721	$ -	$ 567,721	$ -
Securities owned				
Mortgage-backed securities – government-sponsored enterprises	$ 10,775,619	$ -	$ 10,775,619	$ -
Obligations of states and political subdivisions	$ 6,047,368	$ -	$ 4,307,849	$ 1,739,519
Total securities owned	$ 16,822,987	$ -	$ 15,083,468	$ 1,739,519

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of financial condition, as well as the general classification of such assets pursuant to the valuation hierarchy.

Securities Owned and Securities Segregated Under Federal and Other Regulations

If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include mortgage-backed securities – government-sponsored enterprises and obligations of states and political subdivisions. The inputs for determining fair value on Level 2 investments are quoted prices for similar assets.

The following table summarized the valuation techniques and significant unobservable inputs used for the Partnerships investments categorized as Level 3 in the fair value hierarchy as of December 31 2024.

Name	Fair Value	Valuation Technique	Unobservable Inputs	Range of Input Values
Obligations of state and political subdivisions	$1,739,519	Discounted cash flow approach	Repayment terms	1-5years
			Discount rates	7.00%

For all financial instruments not previously described, their carrying amount is a reasonable estimate of fair value due to their liquid and short-term nature.

Note 9: Significant Estimates, Commitments and Credit Risk

Lending Commitments

The Partnership has an open line of credit with the Clearing Bank, which is used to finance the clearance of securities and securities purchased for the Partnership's account. Borrowings under the line of credit are collateralized by securities, which are pledged to secure the line of credit. Cash advances made by the Clearing Bank in excess of cash balances maintained by the Partnership at the Clearing Bank are payable on demand and bear interest at a rate determined by the Clearing Bank. At December 31, 2024, the rate is 5.75%. December 31, 2024, there were no advances outstanding.

Credit Risk

The Partnership is subject to market and credit risk in connection with securities transactions. The Partnership is, therefore, exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case the Partnership may have to purchase or sell securities at prevailing market prices which may not be sufficient to liquidate the contractual obligation. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

Regulatory Examinations

The Partnership is subject to regulatory examinations by the Financial Industry Regulation Authority (FINRA) and the Securities Exchange Commission (SEC). These examinations include evaluating the financial and operational practices applicable to broker-dealers and compliance to those practices as they relate to rules and regulations governing broker-dealers. As a result of these examinations, fines and penalties may be assessed for noncompliance whether voluntary or nonvoluntary.

Litigation

From time to time, the Partnership is involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Partnership is a party for which management believes the ultimate outcome would have a material adverse effect on the Partnership's financial position.

Supplementary Information Required by Rule 17a-5 of the *Securities Exchange Act of 1934*

The Baker Group LP

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2024

Net Capital		
Total partners' capital from statement of financial condition	$	28,614,662
Deduct		
Nonallowable assets		878,636
Net capital before haircuts on securities positions and other		27,736,026
Haircuts on securities positions		909,870
Net Capital	$	26,826,156
Computation of Alternate Net Capital Requirement		
2% of aggregate debit items pursuant to Rule 15c3-3	$	14,821
Minimum dollar net capital requirement		250,000
Net Capital Requirement		14,821
Excess Net Capital		26,576,156
Percentage of Net Capital to aggregate debits		3620%
Net Capital in exces of 5% of combined aggregate debits pursuant to Rule 15c3-:		26,789,104

There are no differences between the amounts presented above and the amounts presented in the Partnership's computation filed with Part II, Form X-17a-5, for December 31, 2024. Accordingly, no reconciliation is necessary.

The Baker Group LP

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2024

Credit Balances		
Free credit balances and other credit balances in customers' security accounts pursuant to Rule 15c3-3	$	-
Customers' securities failed to receive		-
Total credit items		-
Debit Balances		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3		741,036
Aggregate debit items		741,036
Less 3%		22,231
Total debit items		718,805
Excess of Total Debits over Total Credits	$	718,805
Amount held on deposit in reserve bank accounts, including qualified securities at end of reporting period	$	1,017,721
Required deposits	$	-

There are no differences between the amounts presented above and the amounts presented in the Partnership's computation filed with Part II, Form X-17a-5, for December 31, 2024. Accordingly, no reconciliation is necessary.

The Baker Group LP

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2024

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

   a. Number of items NONE

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

   b. Number of items NONE